SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

SECOND CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on May 18, 2009, at 10:00 a.m., on a second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8,501, 19th floor, in an Extraordinary General Shareholders’ Meeting to decide on the following AGENDA: to amend the Company’s bylaws, more specifically Articles (i) 3, with a view to clarifying the Company’s corporate purpose, (ii) 5, so as to reflect the increases of the corporate capital approved by the Board of Directors, within the limits of the authorized capital, (iii) 6, to conform the wording of its Sole Paragraph to the statutory provision, (iv) 8, to include three paragraphs ruling the instatement of the Shareholders’ Meetings, (v) 21, to adjust the powers of the Board of Directors, (vi) 27, to adjust the powers of the Chief Executive Officer, (vii) 30, to adjust the Company’s representation in certain cases and the term for the grant of powers of attorney, and (viii) to exclude Article 47, a transitory provision contained in the General Provisions of the Company’s bylaws, all in accordance with the proposal made available to the shareholders on the date hereof on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of the São Paulo Stock Exchange (Bovespa), through the periodic information system (IPE).

General Information:

- The shareholders are requested to deliver the proxies granting special powers for purposes of shareholders representation at the general meeting referred to herein at the Company’s headquarters, in the Investor Relations Department, at least three (3) business days prior to the date set for the holding of the meeting.

- The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the meeting.

São Paulo, May 5, 2009

Gary Robert Garrabrant
Chairman of the Board of Directors

The ESM second call notice  will be published on two Brazilian newspapers -  Diário Oficial do Estado de SP and O Estado de São Paulo on May 6,7 and 8, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.